SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ONCOMED PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68234X102

(CUSIP Number)

January 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68234X102

1.	Names of Reporting Persons. Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,119,905

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,119,905

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,905

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person* PN

*          SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 68234X102

1.	Names of Reporting Persons. Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 380,299

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 380,299

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 380,299

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person* PN

*          SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a).	Name of Issuer: OncoMed Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 800 Chesapeake Drive Redwood City, California 94063

Item 2(a).	Name of Person Filing: Vertical Fund I, L.P. (“VFI”) and Vertical Fund II, L.P. (“VFII” and together with VFI, the “Partnerships”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: Each of the Partnerships has a principal business address at 106 Allen Road, Suite 207, Basking Ridge, New Jersey 07920.
Item 2(c).	Citizenship: Each of the Partnerships is a Delaware limited partnership.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 68234X102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: 1,500,204 shares of Common Stock
(b) Percent of class: 4.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,500,204
(ii) Shared power to vote or to direct vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,500,204
(iv) Shared power to dispose or to direct the disposition of: 0

The above amounts reflect the combined ownership of Common Stock by the two Partnerships at January 10, 2017.  Of the 1,500,204 shares of Common Stock owned by the two Partnerships, VFI owned 1,119,905 shares (3.0% of the total outstanding),  and VFII owned 380,299 shares (1.0% of the total outstanding).  The Partnerships are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P., a Delaware limited partnership, and the Partnerships may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof  the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017

VERTICAL FUND I, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

By:	/s/ John E. Runnells, III
John E. Runnells, III
Authorized Sigantory

VERTICAL FUND II, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

By:	/s/ John E. Runnells, III
John E. Runnells, III
Authorized Signatory